Mail Stop 7010

							September 27, 2005

Gerald W. Williams
Chief Executive Officer
The Cavalier Group
12880 Railway Avenue, Unit 35
Richmond, British Columbia
Canada, V7E 6G4

	Re:	The Cavalier Group
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed September 16, 2005
      File No. 333-127016

Dear Mr. Williams:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note the updating requirements of Item 310(g) of Regulation
S-B. Unless this Form SB-2/A goes effective by October 13, 2005, you will need to update your financial statements to include interim financial information ending within 135 days of your effective date.
2. We reissue prior comment 3. Since you do not have reserves, remove all references in the document that use the term "mining," "mineral" or "mining operations," or any term that can imply mineral production, such as "operations" or "operating."
Registration Statement Cover Page

3. We reissue prior comment 6. Please add the registration statement file number.

4. We note your response to prior comment 8. Please also insert the number of shares rather than the dollar amount to be registered in the total row for the second column.

Summary of Prospectus, page 6

5. We note your response to prior comment 9. Please disclose in this section what you will do if you do not find gold.

Determination of the Offering Price, page 17

6. We note your response to prior comment 15. Please revise throughout the filing as applicable to change the term "arms length individuals" and note the relationships you mention in your response letter.

Plan of Distribution, page 20

7. We note your response to prior comment 16. The Rule 3a4-1 restriction period begins at the end of the last offering in which the associated person participated on behalf of any issuer during the preceding twelve months. We do not agree that that because each of Stallion and Cavalier offered securities only once in a twelve month period that Gerald Williams is exempt from registration as a broker-dealer. Please advise.

Selling Shareholders, page 23

8. We note your response to prior comments 18 and 19. Please revise the section after the selling shareholder table to disclose the relationships of each of the selling shareholders to Gerald
Williams.

Directors and Executive Officers, page 24

9. We note the revised disclosure in response to prior comment number
10 that work has recently commenced on the first phase of exploration for the Stallion Group. Please describe in more detail the work that has been done and when it was commenced. Furthermore, in your reference to Alton Ventures you state that Alton commenced operation in 2001 and that it has just commenced phase I exploration work, which appears inconsistent. Please revise.



10. We note your response to prior comment 20. However, under the Conflicts of Interest section, you still give the impression that you are either currently involved in preparing for mineral production or are currently in mineral production. Revise your disclosure to clarify that you may be involved with "exploration" and remove all references that use the term "mining" or "mining operations," or any term that can imply mineral production.

Management`s Discussion, Analysis of Financial Condition and
Results
of Operations, page 35

11. We note the disclosure added in response to prior comment 9.
Please disclose what activities, if any, will be conducted by the company prior to the commencement of phase I.

Description of the Property under Option, page 39

12. We reissue prior comment 24. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore.

13. We note your response to prior comment 26; however, you still employ many technical terms and jargon throughout this section that may be confusing and difficult for an average reader to understand.
Please revise.

Previous Work, page 37

14. We reissue prior comment 27. Describe only geology, history or exploration results that are directly related to your claims. If true, disclose that no previous work has been performed by any party on your claims.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenn Do at (202) 551-3743 or in her absence, Nate Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia
	Canada V7W 1T1

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Gerald W. Williams
The Cavalier Group
September 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE